UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

August 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 30,681,266
		8	Shared Voting Power 0
		9	Sole Dispositive Power 30,681,266
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
Check the Appropriate Box if a Member of a Group (See Instructions)
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 30,681,266
		8	Shared Voting Power 0
		9	Sole Dispositive Power 30,681,266
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Bio Garden Inc.
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 5,768,519
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 5,768,519
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,768,519
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Excellent China Healthcare Investment Limited
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 22,903,454
		8	Shared Voting Power 0
		9	Sole Dispositive Power 22,903,454
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 22.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Magnum Opus 2 International Holdings Limited
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 22,903,454
		8	Shared Voting Power 0
		9	Sole Dispositive Power 22,903,454
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 22.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Yuen Kam
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 32,069,805
		8	Shared Voting Power 5,796,168
		9	Sole Dispositive Power 32,069,805
		10	Shared Dispositive Power 5,796,168
11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,865,973
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 33.9%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 13 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Excellent China Healthcare Investment Limited (“ECHIL”), Magnum Opus 2 International Holdings Limited (“MO2”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 13 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015 and August 6, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.                          Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

MO2, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Kam. The registered office of MO2 is at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Kam is the sole director of MO2.

ECHIL, a company incorporated in the Cayman Islands, is a wholly owned subsidiary of MO2. The registered office of ECHIL is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Mr. Kam and Mr. Julian Wolhardt are the directors of ECHIL. The principal business address of Mr. Julian Wolhardt is at 56/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Mr. Julian Wolhardt is a citizen of Denmark.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 26, 2015, MO2 entered into a share purchase agreement (the “MO2 SPA”) with Brilliant China Healthcare Investment Limited (“BCHIL”) (formerly known as KKR China Healthcare Investment Limited) and acquired from BCHIL all the issued and outstanding shares of ECHIL (the “ECHIL Sale Shares”). ECHIL is the holder of the Company’s outstanding 7% senior convertible notes due 2017 in the principal amount of US$65 million (the “ECHIL Notes”). The ECHIL Notes entitles ECHIL, subject to the terms and conditions thereof, to receive 22,903,454 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of the Company upon conversion of the ECHIL Notes. The ECHIL Notes are substantially in the form of the KKR Notes.

MO2 paid a portion of the purchase price for the ECHIL Sale Shares equal to US$80 million on August 26, 2015 and agreed to pay the remaining purchase price on or before October 28, 2015. Assuming that the unpaid purchase price for the ECHIL Sale Shares is paid on October 28, 2015, it is currently expected that the purchase price for the ECHIL Sale Shares will be US$161,784,252.7. MO2 intends to fund the purchase price for the ECHIL Sale Shares from the available funds of Mr. Kam.

If the Final Acquisition Price (as defined below) is higher than US$6.40, MO2 will also pay to BCHIL an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) 22,903,454, the number of Ordinary Shares into which the ECHIL are convertible as of August 26, 2015. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Company with a controlled affiliate of Golden Meditech, resulting in a delisting of the Company from the New York Stock Exchange. The “Final Acquisition Price” means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all dividend or other distribution payable to the holders of Ordinary Shares declared after August 26, 2015 and prior to the closing of the Acquisition, if any.

The description of the ECHIL SPA in this Item 3 is qualified in its entirety by reference to the complete text of the ECHIL SPA, a copy of which is attached hereto as an exhibit and is incorporated by reference in its entirety into this Item 3.

Item 4.                          Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the ECHIL SPA in Item 3 is incorporated herein by reference in its entirety.

The description of the Share Charge, the GM Undertaking Letter, the BCHIL Undertaking Letter, the KKR Termination Agreement and the KKR Termination Deed in Item 6 is incorporated herein by reference in its entirety.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 13.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells	30,681,266	38.3%	30,681,266	—	30,681,266	—
Golden Meditech(2)	30,681,266	38.3%	30,681,266	—	30,681,266	—
Bio Garden(3)	5,768,519	7.2%	—	5,768,519	—	5,768,519
ECHIL(4)	22,903,454	22.2%	22,903,454	—	22,903,454	—
MO2(5)	22,903,454	22.2%	22,903,454	—	22,903,454	—
Mr. Kam(6)	37,865,973	33.9%	32,069,805	5,796,168	32,069,805	5,796,168

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2015, the Company had 80,083,248 Ordinary Shares outstanding as of March 31, 2015.

(2) Includes 30,681,266 Ordinary Shares held by GM Stem Cells.

(3) Includes 5,768,519 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 18.801439% of the ordinary shares of Golden Meditech.

(4) Includes 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes.

(4) Includes 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes.

(5) Includes (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 5,796,168 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech, (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note held by Magnum Opus International Holdings Limited, a company wholly owned by Mr. Kam, and (iv) 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes. Mr. Kam beneficially owns 18.891553% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

The beneficial ownership of the ordinary shares of Golden Meditech of Mr. Kam and Bio Garden will increase if any shareholder of Golden Meditech who is eligible to participate in the Open Offer does not take up its Offer Shares under the Open Offer.

It is currently estimated that, Golden Meditech will acquire beneficial ownership of (i) an additional 16,123,035 Ordinary Shares following the completion of the sale of the CGL Sale Shares and the CGL Note under the CGL Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the CGL-GM Note, and (ii) an additional 8,809,020 Ordinary Shares following the completion of the sale of the Magnum Note under the Magnum Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the Magnum-GM Note. Accordingly, following the completion of the transactions described in each of (i) and (ii) above, Golden Meditech will beneficially own an aggregate of 55,613,321 Ordinary Shares, representing approximately 56.9% of the outstanding Ordinary Shares of the Company (based on (a) 80,083,248 Ordinary Shares currently outstanding, (b) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the CGL-GM Note, and (c) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum-GM Note).

Mr. Kam Yu Kong currently owns 282,193 Ordinary Shares and Ms. Ting Zheng currently owns 1,071,994 Ordinary Shares.

Due to the nature of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

The description of the CGL Purchase Agreement, the Magnum Purchase Agreement, the Underwriting Agreement and the MO2 SPA in Item 3 is incorporated herein by reference in its entirety.

The description of the Share Charge, the GM Undertaking Letter, the BCHIL Undertaking Letter, the KKR Termination Agreement and the KKR Termination Deed in Item 6 is incorporated herein by reference in its entirety.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 26, 2015, MO2 entered into a charge over shares (the “Share Charge”) with BCHIL, pursuant to which MO2 granted a charge over the ECHIL Sale Shares in favor of BCHIL to secure its obligation to pay the unpaid purchase price. On the same day, Mr. Kam issued a letter of undertaking to Golden Meditech (the “GM Undertaking Letter”) and a letter of undertaking to BCHIL (the “BCHIL Undertaking Letter”). According to the GM Undertaking Letter, subject to certain conditions, Mr. Kam undertook to procure the ECHIL to enter into an option deed in relation to ECHIL granting Golden Meditech a call option to acquire the ECHIL Notes or the Ordinary Shares converted from the ECHIL Notes for consideration equal to the purchase price of the ECHIL Sale Shares under the ECHIL SPA. Pursuant to the BCHIL Undertaking Letter, Mr. Kam undertook to comply with his obligations under the GM Undertaking Letter and cause MO2 to comply with its obligations under the MO2 SPA.

Concurrently with the execution of the ECHIL SPA, (i) BCHIL and Golden Meditech entered into a termination agreement (the “KKR Termination Agreement”) to terminate the Purchase Agreement, dated as of May 4, 2015, between KKR China Health Investment Limited and Golden Meditech in relation to the purchase and sale of the KKR Notes, and (ii) BCHIL, Mr. Kam and Bio Garden entered into a termination deed (the “KKR Termination Deed”) to terminate the Voting Deed, dated as of May 4, 2015, pursuant to which Mr. Kam undertook to procure the voting by Bio Garden of, and Bio Garden undertook to vote, all of the shares of Golden Meditech owned by Bio Garden in favor of the purchase and sale of the KKR Notes.

The description of the Share Charge, the GM Undertaking Letter, the BCHIL Undertaking Letter, the KKR Termination Agreement and the KKR Termination Dee in this Item 6 is qualified in its entirety by reference to the complete text of such documents, and copies of which are attached hereto as exhibits and are incorporated by reference in their entirety into this Item 6.

The description of the MO2 SPA in Item 3 is incorporated herein by reference in its entirety.

Item 7.                          Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

Exhibit 19	Joint Filing Agreement, dated August 26, 2015, by and among the Reporting Persons.

Exhibit 20	Share Purchase Agreement, dated as of August 26, 2015, between BCHIL and MO2.

Exhibit 21	Charge Over Shares, dated as of August 26, 2015, between BCHIL and MO2.

Exhibit 22	Letter of Undertaking, dated as of August 26, 2015, from Mr. Kam to Golden Meditech.

Exhibit 23	Letter of Undertaking, dated as of August 26, 2015, from Mr. Kam to BCHIL.

Exhibit 24	Termination Agreement, dated as of August 26, 2015, between BCHIL and Golden Meditech.

Exhibit 25	Termination Deed, dated as of August 26, 2015, between BCHIL, Mr. Kam and Bio Garden.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

EXCELLENT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam